EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2005	2004	2003	2002	2001
Income before income taxes and minority interest	$148.4	$145.1	$135.4	$117.1	$102.1
Fixed charges	43.1	39.7	43.5	41.4	62.1
Capitalized interest	(4.8)	(2.6)	(2.0)	(1.3)	(2.0)

Total	$186.7	$182.2	$176.9	$157.2	$162.2

RATIO OF EARNINGS TO FIXED CHARGES	4.33	4.59	4.07	3.80	2.61

FIXED CHARGES:
Interest expense on debt	$40.7	$37.4	$41.1	$39.3	$60.5
Amortization of discount on debt	1.0	1.1	1.1	0.9	0.2
Interest portion of rental expense on operating leases	1.4	1.2	1.3	1.2	1.4

Total	$43.1	$39.7	$43.5	$41.4	$62.1

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